As filed with the Securities and Exchange Commission on April 8, 2016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

INFORMATION SERVICES GROUP, INC.

(Name of Subject Company (Issuer))

INFORMATION SERVICES GROUP, INC.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

45675Y104
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

David E. Berger

Executive Vice President and Chief Financial Officer

Two Stamford Plaza

281 Tresser Boulevard

Stamford, CT 06901

(203) 517-3100

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copies to:

Thomas F. Lamprecht, Esq.

Katten Muchin Rosenman LLP

525 W. Monroe St.

Chicago, IL 60614

Tel: (312) 902-5200

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$12,000,000*	$1,208.40**

*Estimated for purposes of calculating the Filing Fee only.  This amount is based on the offer to purchase for not more than $12,000,000 in aggregate up to 3,636,363 shares of common stock, par value $0.001 per share, at the minimum tender offer price of $3.30 per share.

**The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $100.70 for each $1,000,000 of the value of the transaction.  The filing fee was previously paid with the Schedule TO filed on March 10, 2016.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,208.40	Filing Party:	Information Services Group, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	March 10, 2016

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2016, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on March 14, 2016 (as it may be further amended or supplemented from time to time, the “Schedule TO”), which relates to the tender offer by Information Services Group, Inc., a Delaware corporation (the “Company”), to purchase up to $12.0 million of its common stock, $0.001 par value per share, at a price per share not less than $3.30 and not greater than $4.00.  The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2016, and in the related Letter of Transmittal, which collectively, as each may be amended or supplemented from time to time, constitute the “tender offer.”

All information in the tender offer, including all schedules and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On April 8, 2016, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 5:00 p.m., New York City time, on April 7, 2016. A copy of the press release is filed as Exhibit (a)(5)(D) hereto and is incorporated by reference herein.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit to the exhibit index:

EXHIBIT NUMBER	DESCRIPTION
(a)(5)(D)	Press release announcing preliminary results of the tender offer, dated April 8, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2016

INFORMATION SERVICES GROUP, INC.

By:	/s/ David E. Berger
	Name:	David E. Berger
	Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)*	Offer to Purchase, dated March 10, 2016.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 10, 2016.

(a)(1)(E)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 10, 2016.

(a)(1)(F)*	Summary Advertisement, dated March 10, 2016.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)**	Press release announcing the tender offer, dated March 9, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Information Services Group, Inc. on March 9, 2016).

(a)(5)(B)*	Letter to Employees of Information Services Group, Inc.in connection with the Tender Offer, dated March 9, 2016

(a)(5)(C)***	Transcript of applicable portions of the Company’s Fourth Quarter 2015 Earnings Call dated March 10, 2016.

(a)(5)(D)****	Press release announcing preliminary results of the tender offer, dated April 8, 2016.

(b)(1)

Credit Agreement, dated as of May 3, 2013, among Information Services Group, Inc., various lenders and Bank of America, N.A., as Administrative Agent (the “Credit Agreement”) (previously filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on May 7, 2013 (Commission File Number: 001-33287), and incorporated herein by reference).

(b)(2)

First Amendment to the Credit Agreement dated November 14, 2013, (previously filed as Exhibit 10.6 to the Registrant’s Current Report on Form 10-K filed with the SEC on March 7, 2014 (Commission File Number: 001-33287), and incorporated herein by reference).

(b)(3)

Second Amendment to the Credit Agreement dated March 18, 2014 (previously filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2014 (Commission File Number: 001-33287), and incorporated herein by reference).

(b)(4)

Third Amendment to the Credit Agreement dated December 2, 2014 (previously filed as Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 13, 2015 (Commission File Number: 001-33287), and incorporated herein by reference).

(b)(5)

Fourth Amendment to the Credit Agreement dated May 11, 2015 (previously filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 3, 2015 (Commission File Number: 001-33287), and incorporated herein by reference).

(b)(6)

Fifth Amendment to the Credit Agreement dated March 9, 2016 (previously filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 9, 2016 (Commission File Number: 001-33287), and incorporated herein by reference).

(c)	Not applicable.

(d)(1)

Registration Rights Agreement between the Registrant and the existing Stockholders dated as of February 6, 2007 (previously filed as Exhibit 10.9 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006 (Commission File Number: 333-136536), and incorporated herein by reference)

(d)(2)

Amended and Restated 2007 Equity and Incentive Award Plan (previously filed as Annex A to the Registrant’s Definitive Proxy Statement filed with the SEC on March 21, 2014 (Commission File Number: 001-33287), and incorporated herein by reference).

(d)(3)

Amended and Restated 2007 Employee Stock Purchase Plan (previously filed as Annex B to the Registrant’s Definitive Proxy Statement filed with the SEC on March 21, 2014 (Commission File Number: 001-33287), and incorporated herein by reference).

(d)(4)

Form of Restricted Stock Unit Agreement (Performance and Time Based) (previously filed as Exhibit 10.1 to the Registrant’s Form 10-Q filed with the SEC on August 7, 2013 (Commission File Number: 001-33287), and incorporated herein by reference).

(d)(5)

Employment Letter dated as of September 24, 2009, between the Company and David E. Berger (previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed with the SEC on September 29, 2009 (Commission File Number: 001-33287), and incorporated herein by reference).

(d)(6)

Form of Restricted Stock Unit Award Agreement (Time-Based), (previously filed as Exhibit 10.2 to the Registrant’s Form 8-K filed with the SEC on September 29, 2009 (Commission File Number: 001-33287), and incorporated herein by reference).

(d)(7)

Form of Restricted Covenant Agreement, (previously filed as Exhibit 10.3 to the Registrant’s Form 8-K filed with the SEC on September 29, 2009 (Commission File Number: 001-33287), and incorporated herein by reference).

(d)(8)

Severance Agreement dated as of October 5, 2009, between the Company and David E. Berger (previously filed as Exhibit 10.4 to the Registrant’s Form 8-K filed with the SEC on September 29, 2009 (Commission File Number: 001-33287), and incorporated herein by reference).

(d)(9)

Change in Control Agreement dated as of January 7, 2011, between the Company and Michael P. Connors (previously filed as Exhibit 10.2 to the Registrant’s Form 8-K filed with the SEC on January 7, 2011 (Commission File Number: 001-33287), and incorporated herein by reference).

(d)(10)

Form of Change in Control Agreement for officers (previously filed as Exhibit 10.15 to the Registrant’s Form 10-K filed with the SEC on March 15, 2012 (Commission File Number: 001-33287), and incorporated herein by reference).

(d)(11)

Employment Agreement for Michael P. Connors, dated December 16, 2011 (previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed with the SEC on December 21, 2011 (Commission File Number: 001-33287), and incorporated herein by reference).

(d)(12)

Amendment No. 1 to Employment Agreement for Michael P. Connors previously filed as Exhibit 10.21 to the Registrant’s Form 10-K filed with the SEC on March 7, 2014 (Commission File Number: 001-33287), and incorporated herein by reference).

(d)(13)

Employment Letter for James Cravens, dated December 17, 2013 (previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed with the SEC on December 19, 2013 (Commission File Number: 001-33287), and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	None.

(h)	None.

*              Previously filed with the Schedule TO on March 10, 2016.

**           Previously filed with Current Report on Form 8-K filed on March 9, 2016.

***         Previously filed with Amendment No.1 to the Schedule TO on March 14, 2016.

****       Filed herewith.